BYLAWS

OF

THE DIXIE GROUP, INC.

(A Tennessee for profit corporation)


ARTICLE 1
GENERAL PROVISIONS


1.1 State of Incorporation. This corporation is incorporated under the laws of the State of Tennessee. Any reference to "this state" means the State of Tennessee, and any reference to "the laws of this state"

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includes the Tennessee Business Corporation Act.

1.2 Gender and Number. Any use of the masculine includes the feminine and the neuter; and any use of the singular includes the plural, whenever such meanings are appropriate.

1.3 Headings. The headings appearing at the beginning of each <u>Article</u> and <u>Section</u> in these bylaws are intended only as an index and are not to be construed to vary the meaning of the provision to which they refer.

1.4 Required by Law. The term "required by law" shall mean as required from time to time by the Tennessee Business Corporation Act or the Charter of the corporation. The term "required by applicable federal or state law" shall mean in addition to the above any other applicable federal or state law, including specifically any securities laws.


ARTICLE 2
OFFICES


The corporation shall maintain a registered office in the state of Tennessee and a registered agent as required by law. The corporation may have such other offices without restrictions as to location as the Board of Directors may designate or as the business of the corporation may require.


ARTICLE 3
MEETINGS OF SHAREHOLDERS


3.1 Annual Meeting. The annual meeting of the shareholders shall be held at such place, date and time as may be designated by the Board of Directors or the Chairman. Unless the date and time is otherwise specified by the Board of Directors or the Chairman, the annual meeting shall be held on the first (1st) Thursday in May of each year, or as close thereto as practicable.

3.2 Special Meetings. The Board of Directors or the Chairman may call special meetings of the shareholders, for any purpose or purposes described in the notice of the meeting. In addition, a special meeting shall be called if the holders of stock representing at least ten percent (10%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, sign, date, and deliver to the Secretary a written demand for the meeting describing the purpose or purposes for which it is to be held.

3.3 Notice of Meeting. Notice of the place, date, and time of all meetings of the shareholders shall be given, not less than ten (10) days nor more than two (2) months before the date on which the meeting is to be held, to each shareholder entitled to vote at such meeting, except as otherwise provided herein or required by law. Notice of a special meeting of shareholders must include a description of the purpose or purposes for which the meeting is called. Notice of an annual meeting need not include a description of the purpose or purposes for which the meeting is called, unless otherwise required by federal or state law.

When a meeting is adjourned to another place, date or time, notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting before adjournment; provided, however, that if a new record date for the adjourned meeting is or must be fixed, notice of the adjourned meeting must be given to persons who are shareholders as of the new record date. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

3.4 Waiver of Notice. A shareholder may waive any notice required herein or required by law before or after the date and time stated in the notice. The waiver must be in writing, signed by the shareholder entitled to the notice, and delivered to the corporation for inclusion in the minutes or filing with the corporate records. A shareholder's attendance at a meeting waives objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting (or promptly upon the shareholder's arrival) objects to holding the meeting or transacting business at the meeting. Additionally, by attendance at any meeting, a shareholder waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

3.5 Place of Meetings. The location for any meeting of the shareholders shall be the principal business office of the corporation in or out of this state unless the Board of Directors or Chairman designates another location for that meeting. The Board of Directors or Chairman may permit shareholders to participate in a meeting by, or conduct a meeting through the use of, any means of communication by which all shareholders participating may simultaneously hear each other during the meeting.

3.6 Fixing of Record Date. The Board of Directors may fix a future record date for the determination of shareholders entitled to notice and to vote or to take any other action at any meeting of shareholders. The record date is to be not more than seventy (70) days prior to the meeting or other action requiring a determination of eligible shareholders. When a determination of shareholders entitled to vote or take other action at a meeting has been made as provided in this Section 3.6, that determination applies to any adjournment or continuation of that meeting unless a new record date for that meeting is fixed by the Board of Directors, which the Board of Directors must do if the meeting is adjourned to a date more than four (4) months after the date fixed for the original meeting.

3.7 Quorum. At any meeting of the shareholders, the holders of a majority of all of the votes entitled to be cast as a single voting group upon a matter to be considered at the meeting, present in person or by proxy, shall constitute a quorum for all purposes related to that matter, except to the extent that the presence of a larger number is required by law.

If a quorum is not present at any meeting, the chairman of the meeting or the holders of a majority of the votes of such voting group entitled to be cast upon a matter to be considered who are present, in person or by proxy, may adjourn the meeting, without notice other than announcement at the meeting, to another place, date, or time until a quorum shall be present or represented, unless a new record date is set for such meeting, and except as otherwise required by law. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

3.8 Organization. The Chairman, or in his absence such person as the Board of Directors may have designated or, in the absence of such designation, such person as may be chosen by the holders of a majority of the votes entitled to be cast on any matter who are present, in person or by proxy, shall call to order any meeting of the shareholders and act as chairman of the meeting. In the absence of the Secretary of the corporation, the secretary of the meeting shall be such person as the acting chairman appoints.

3.9 Conduct of Business. Except as may be otherwise required by law, the chairman of any meeting of shareholders shall determine the order of business and the procedure at the meeting, including regulation of the manner of voting and the conduct of discussion.

3.10 Voting. Each shareholder of record of Common Stock is entitled to one (1) vote for each share of Common Stock having voting power and registered in his name on the books of the corporation. Each shareholder of record of Class B Common Stock is entitled to twenty (20) votes for each share of Class B Common Stock having voting power and registered in his name on the books of the corporation. Each shareholder of record of Class C Common Stock is entitled to one-twentieth (1/20) vote for each share of Class C Common Stock having voting power and registered in his name on the books of the corporation. Unless a different requirement is prescribed by these Bylaws, or required by law, whenever any corporate action is to be taken by vote of the shareholders, it may be authorized by the affirmative vote of a majority of the votes present at the meeting entitled to be cast on such matter.

3.11 Proxies. A shareholder may vote such shareholder's shares in person or by proxy. A shareholder may appoint a proxy by executing a writing that authorizes another person or persons to vote or otherwise act on the shareholder's behalf. Execution may be accomplished by any reasonable means, including facsimile transmission, either personally or by an attorney-in-fact in the case of an individual shareholder or by an authorized officer, director, employee, agent or attorney-in-fact in the case of any other shareholder. Any copy, facsimile transmission or other reliable reproduction of such writing or transmission may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided, that such copy, facsimile transmission or other reproduction shall be a complete reproduction of the entire original writing or transmission. An appointment of a proxy is effective when received by the Secretary or other officer or agent authorized to tabulate votes. An appointment is valid for eleven (11) months unless another period is expressly provided in the appointment form. An appointment of a proxy is revocable by the shareholder unless the appointment form conspicuously states that it is irrevocable and is coupled with an interest. In the case of a proxy not made irrevocable as above provided, the death or incapacity of the shareholder appointing a proxy does not affect the right of the corporation to accept the proxy's authority unless notice of the death or incapacity is received by the Secretary or other officer or agent authorized to tabulate votes before the proxy exercises the proxy's authority under the appointment.

3.12   Shareholders' List. A complete list of shareholders entitled to vote at any meeting of shareholders, arranged in alphabetical order for each class of stock and showing the address of each such shareholder and the number of shares registered in his name, shall be open to the examination of any such shareholder, for any purpose germane to the meeting, during ordinary business hours, beginning two (2) business days after notice of the meeting is given, either at the corporation's principal office or at a place identified in the meeting notice in the city where the meeting will be held.

The shareholder list shall also be available at the meeting of shareholders and shall be open for inspection by any shareholder or the shareholder's agent or attorney during the meeting and any adjournment thereof. This list shall presumptively determine the identity of the shareholders entitled to vote at the meeting and the number of shares held by each of them.

3.13   Action by Consent of Shareholders. Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting if all the shareholders entitled to vote on the action consent to taking such action without a meeting and the affirmative vote of the number of shareholders necessary to approve such action do so. The action must be evidenced by one (1) or more written consents describing the action taken, signed by each shareholder entitled to vote on the action in one (1) or more counterparts, indicating each signing shareholder's vote or abstention on the action, and delivered to the corporation for inclusion in the minutes or filing with the corporate records.

3.14   Proper Business at Annual Meeting.   At any annual meeting of the shareholders, only such business shall be conducted as shall have been properly brought before such meeting. To be properly brought before an annual meeting, business must be specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, or otherwise properly brought before the meeting by or at the direction of the Board of Directors or by a shareholder. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation, must be a shareholder of the corporation of record at the time of the delivery of said notice and must be entitled to vote at the meeting. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive office of the corporation, not less than one hundred twenty (120) days before the date of the prior year proxy statement. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting, including the complete text of any resolutions to be presented at the meeting with respect to such business, and the reasons for conducting such business at the annual meeting, (ii) the name and address of record of the shareholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made, (iii) the class and number of shares of the corporation which are beneficially owned by the shareholder and such beneficial owner, (iv) any material interest of the shareholder and such beneficial owner in such business and (v) a representation that the shareholder is a holder of record of shares of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business. The chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that such business was not properly brought before the meeting in accordance with these provisions, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

ARTICLE 4
BOARD OF DIRECTORS

4.1   General Powers. The Board of Directors shall exercise all corporate powers of the corporation not reserved to the shareholders either by law or in the Charter. The management of the business and affairs of the corporation shall be exercised by or under authority of the Board of Directors.

4.2   Member and Qualification. The number of directors shall be fixed by the Board of Directors, and unless otherwise fixed shall be ten (10). Accordingly, the number of directors may be increased or decreased by the Board of Directors, from time to time, in accordance with law. Directors need not be shareholders or residents of Tennessee.

4.3   Election and Term of Office. Each director shall be elected at the annual meeting of the shareholders for a term of one (1) year and shall serve until his successor is elected and qualified or his earlier resignation or removal, except as otherwise provided by these Bylaws or required by law. No person shall be eligible to be elected as a director following such person reaching seventy-five (75) years of age, unless otherwise determined by the Board of Directors.

4.4   Meetings. The annual meeting of Board of Directors shall be held as soon as practicable after the adjournment of the annual meeting of shareholders. The Board of Directors may also designate more frequent intervals for regular meetings. The location for any meeting of the Board of Directors shall be the principal office of the corporation unless the Board of Directors, Chairman or President designates another location for that meeting. The Chairman, President or any two (2) directors may call special meetings at any time.

4.5   Notice of Meetings of Board of Directors. The annual and all regular meetings of the Board of Directors may be held without notice. Notice of the place, date, and time of any special meeting shall be given each director not less than two (2) days before the meeting. The notice need not describe the purpose of the special meeting unless required by the Charter or these Bylaws. Notice of an adjourned meeting need not be given if the time and place to which the meeting is adjourned are fixed at the meeting at which the adjournment is taken, and if the period of adjournment does not exceed one (1) month in any one (1) adjournment.

A director may waive any notice required before or after the date and time stated in the notice. Except as otherwise provided herein, the waiver must be in writing, signed by the director entitled to the notice, and delivered to the corporation for inclusion in the minutes or filing with the corporate records. A director's attendance at or participation in a meeting waives any required notice to the director of the meeting unless the director at the beginning of the meeting (or promptly upon the director's arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

4.6   Quorum and Vote. The presence of a majority of the directors constitutes a quorum for the transaction of business. Once a quorum is present, it is not broken by the subsequent withdrawal of any of those present. Unless otherwise required by law, the Charter or these Bylaws, the vote of a majority of the directors present at a meeting at which a quorum is present is the act of the Board of Directors.

4.7   Presumption of Assent. A director who is present at a meeting of the Board of Directors is presumed to have concurred in any action taken at the meeting unless: (1) the director objects at the beginning of the meeting (or promptly upon his arrival) to holding it or transacting business at the meeting; (2) the director's dissent or abstention from the action is entered in the minutes of the meeting; or (3) the director delivers written notice of his dissent or abstention to the presiding officer of the meeting before its adjournment or to the Secretary immediately after the adjournment of the meeting. The right of dissent or abstention is not available to a director who voted in favor of the action.

4.8 Compensation of Directors. Directors shall receive such compensation for their services as is approved by the Board of Directors and the Board of Directors may authorize reimbursement of expenses incurred in the performance of their duties. Such authorization may prescribe the procedure for approval and payment of such expenses by designated officers of the corporation. Nothing herein precludes a director from serving the corporation in any other capacity and receiving compensation for such services.

4.9 Participation in Meetings By Conference Telephone. Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board or committee through the use of any means of communication by which all directors participating in the meeting may simultaneously hear each other during the meeting, if the meeting is a telephonic meeting or if such participation is otherwise permitted by the Chairman.

4.10 Action by Consent of Directors. Whenever the Board of Directors or any committee thereof is required or permitted to take any action, such action may be taken without a meeting. If all directors consent to taking such action without a meeting, the affirmative vote of the number of directors that would be necessary to authorize or take such action at a meeting is the act of the board. The action must be evidenced by one (1) or more written consents describing the action taken, signed by each director in one (1) or more counterparts, indicating each signing director's vote or abstention on the action, and shall be included in the minutes or filed with the corporate records reflecting the action taken. Action taken in this manner is effective when the last director signs the consent, unless the consent specifies a different effective date. A consent signed in this manner has the effect of a meeting vote and may be described as such in any document.

ARTICLE 5
COMMITTEES

5.1 Committees. The Board of Directors, by a resolution adopted by a majority of the entire Board of Directors, may create one (1) or more committees, consisting of one (1) or more directors. Except as otherwise limited by this Section 5.1, any committee may be delegated such authority as the Board of Directors deems desirable. However, no committee may exercise the authority of the Board of Directors to do any of the following:

(a) Amend the Charter

(b) Adopt, amend or repeal the bylaws;

(c) Submit to shareholders any action that, as required by law, needs shareholders' authorization;

(d) Fill vacancies in the Board of Directors or in any committee;

(e) Adopt a plan of distribution of the corporate assets except according to a formula or a method specifically prescribed by the Board of Directors;

(f) Authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board of Directors;

(g) Authorize or approve the issuance or sale or contract for sale of shares or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the Board of Directors may authorize a committee to do so within limits specifically prescribed by the Board of Directors.

Each committee serves at the pleasure of the Board of Directors.

5.2 **Conduct of Business.** Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided by these Bylaws, the Board of Directors or required by law. No notice shall be required for regularly scheduled meetings of each committee; a majority of the members shall constitute a quorum unless the committee shall consist of two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present.


ARTICLE 6
OFFICERS


6.1 **Number.** The officers of the corporation shall consist of a Chairman, a President, a Secretary, and such other officers as the Board of Directors may deem necessary. Any two or more positions may be held by the same person, except that the position of Secretary may not be held by the same person who holds the position of either Chairman or President.

6.2 **Chairman.** Subject to the provisions of these Bylaws and to the direction of the Board of Directors, the Chairman shall have the responsibility for the general management and control of the business and affairs of the corporation and shall perform all duties and have all powers which are otherwise delegated to him by the Board of Directors. He shall have power to sign all share certificates, contracts and other instruments of the corporation which are authorized or to delegate such authority to other officers of the corporation, and he shall have general supervision and direction of all of the other officers, employees and agents of the corporation. He may appoint non-elective officers, who shall hold office at the pleasure of the Chairman.

6.3 **President.** Subject to the provisions of these Bylaws, the direction of the Board of Directors, and the direction of the Chairman, the President shall have such responsibilities for the operations of the corporation and other authority as are delegated to him by the Board of Directors or the Chairman. He shall perform the duties of and exercise the powers of the Chairman in the event of the Chairman's absence or disability.

6.4 **Vice President.** Each vice-president shall have such powers and duties as may be delegated to him by the Board of Directors or the Chairman.

6.5 **Chief Financial Officer.** The Executive Vice-President, Chief Financial Officer, or Senior Vice-President, Chief Financial Officer, shall have responsibility for finance and related administrative functions, including supervision of the offices of Treasurer and Controller.

6.6 **Treasurer.** The Treasurer shall have the responsibility for maintaining the financial records of the corporation and shall have custody of all monies and securities of the corporation. He shall make such disbursements of the funds of the corporation as are authorized and shall render from time to time an accounting of all such transactions and of the financial condition of the corporation. The Treasurer shall also perform such other duties as the Board of Directors or the Chairman may from time to time prescribe.

6.7 **Secretary.** The Secretary shall issue all authorized notices for, and shall keep minutes of, all meetings of the shareholders and the Board of Directors. He shall have charge of the corporate books and shall perform such other duties as the Board of Directors or the Chairman may from time to time prescribe. In the absence of an appointment by the Board of Directors or the Chairman, the Secretary shall be responsible for keeping minutes of the directors and shareholders meetings, and shall authenticate all records of the corporation when and as the need for such authentication arises.

6.8 Delegation of Authority. The Board of Directors may from time to time alter, restrict remove or delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provisions hereof.

6.9 Election and Term. The Board of Directors shall elect the officers at its annual meeting. Each officer serves until the expiration of the term for which he is elected and thereafter until his successor has been elected and qualified or until his earlier resignation or removal. An officer need not be a director.

6.10 Compensation. The Board of Directors may fix compensation of the officers and employees of the corporation. The Board of Directors may delegate to any committee or to any officer the authority to fix such compensation except an officer may not fix his own compensation.

6.11 Action with Respect to Securities of Other Corporations. Unless otherwise directed by the Board of Directors, the Chairman or any officer of the corporation authorized by the Chairman shall have power to vote and otherwise act on behalf of the corporation, in person or by proxy, at any meeting of shareholders of or with respect to any action of shareholders of any other corporation in which this corporation may hold securities and otherwise to exercise any and all rights and powers which this corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE 7
RESIGNATIONS, REMOVALS AND VACANCIES

7.1 Resignations. Any director may resign at any time by giving written notice to the Board of Directors, the Chairman, the President or the corporation. Any officer may resign at any time by giving written notice to the corporation. Any such resignation takes effect at the time specified therein, or, if no time is specified, then upon its delivery.

7.2 Removal of Officers. The Board of Directors may remove any officer or agent at any time with or without cause. The Chairman may remove any officer or agent of the corporation at any time except where prohibited by the Board of Directors.

7.3 Removal of Directors. One or more of the directors may be removed with or without cause at any time by vote of the shareholders or, for cause, by vote of a majority of the entire Board of Directors. The shareholders or the Board of Directors may remove a director only at a meeting called for the purpose of removing the director and the meeting notice must state that the purpose, or one of the purposes, of the meetings is removal of directors.

7.4 Vacancies. Vacancies occurring in any office or directorship for any reason, may be filled for the unexpired term by the vote of a majority of the directors then in office, even if less than a quorum exists, and the elected director or officer shall serve until the next annual meeting and until his successor is elected and qualified or his sooner resignation. A vacancy that will occur at a specific later date may be filled before the vacancy occurs but the new director or officer may not take office until the vacancy occurs.

ARTICLE 8
CONTRACTS, CHECKS, DEPOSITS AND FUNDS

8.1 Authorization. The Board of Directors may authorize any officer or agent to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation and the execution of all orders for the payment of money and evidences of indebtedness issued in the name of the corporation; and such authority may be general or confined to specific instances.

8.2 Funds. All funds of the corporation not otherwise utilized shall be deposited to the credit of the corporation in such depositories as the Board of Directors may select or as may be designated by the Chairman, Treasurer or such other officer or agent of the corporation to whom such power is delegated by the

Board of Directors. Unless otherwise provided by the Board of Directors, (a) all checks, drafts, orders for the withdrawal of corporation funds from any depository of the corporation, notes, other instruments evidencing obligations or borrowings of funds by the corporation shall be signed by any two (2) of the following officers, the Chairman, President, Vice Presidents, Secretary, Treasurer and Controller, (b) all orders for the purchase or sale of securities by or on behalf of the corporation, including the endorsement of stocks and/or bonds, shall be signed by the Chairman, President, Chief Financial Officer, or Treasurer.

8.3   Audits. For every fiscal year, the accounts of the corporation will be audited by an independent certified public accountant selected by the Board of Directors or the Audit Committee of the Board of Directors. The report of the audit shall be submitted to the Board of Directors or the Audit Committee, as appropriate.

8.4   Bond. At the direction of the Board of Directors, any officer or employee of the corporation may be bonded. The corporation will pay the expense of furnishing any such bond.


ARTICLE 9
CAPITAL STOCK


9.1   Share Certificates. Shares shall be represented by certificates. Share certificates shall be signed (which signatures may be facsimile signatures) by any two (2) officers of the corporation so designated by the Board of Directors, and, in the absence of such designation, by the Chairman or President and the Secretary. At a minimum, each share certificate must state on its face:

   (a) the name of the corporation and that it is organized under the laws of Tennessee;

   (b) the name of the person to whom issued;

   (c) the number and class of shares and the designation of the series, if any, the certificate represents; and

   (d) either on the front or back, that the corporation will furnish the shareholder upon written request and without charge the designations, relative rights, preferences, and limitations applicable to each class of shares and the variations in rights, preferences and limitations determined for each series, and the authority for the board of directors to determine variations for future series, if any.

9.2   Transfers of Shares. Transfers of shares shall be made only upon the transfer books of the corporation kept at an office of the corporation or by transfer agents designated for such purpose, but such shares are subject to any restriction on transfer imposed by the charter or by applicable federal or state law. Except where a certificate is issued in accordance with Section 9.3 of these Bylaws, an outstanding certificate for the number of shares involved shall be surrendered for cancellation before a new certificate is issued therefor.

9.3   Loss of Certificates. In the case of the loss, theft, mutilation, or destruction of a share certificate, a new certificate may be issued upon such terms as the Board of Directors prescribes, including a requirement for proof of such loss, theft or destruction and the giving of a bond or bonds of indemnity against any loss that may be suffered by the corporation.

9.4   Regulations. The issue, transfer, conversion and registration of certificates for shares shall be governed by such other regulations as the Board of Directors may establish.


ARTICLE 10
NOTICES


10.1 **Notices.** Except as otherwise specifically provided herein or required by law, all notices required to be given to any shareholder, director, officer, employee or agent shall be in writing, except that oral notice is effective if it is reasonable under the circumstances, and may in every instance be communicated in person, by telephone, telegraph, teletype, facsimile transmission or other form of wire or wireless communication, by hand delivery; by private carrier or mail, postage paid; or by sending such notice by prepaid telegram or mailgram. If these forms of personal notice are impracticable, notice may be communicated by newspaper of general circulation in the area where published; or by radio, television, or other form of public broadcasting. Any such notice shall be addressed to shareholders at their last known address as the same appears on the books of the corporation. Any such notice is effective at the earliest of the following: when received, on the date shown on a return receipt if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee, or five (5) days after deposit in the United States mail, if mailed correctly addressed and with first class postage affixed thereto.

10.2 **Waiver of Notice.** Whenever any notice is required to be given to any shareholder or director of the corporation, a written waiver of that notice signed by each person entitled to notice, whether signed before or after the time stated therein, is equivalent to the giving of notice. A shareholder's or director's attendance at a meeting waives any required notice to him of the meeting unless he objects at the beginning of the meeting (or promptly upon his arrival) to holding the meeting and does not thereafter vote for or assent to the action taken at the meeting. A shareholder's or director's attendance at a meeting waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder or director objects to considering the matter when it is presented.


ARTICLE 11
INDEMNIFICATION


Any director or officer, or the executor or administrator of any director or officer, is entitled to indemnification against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, and to the advance of expenses incurred in defending against any such liability, to the fullest extent permissible under the laws of this state.

The corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article 11.


ARTICLE 12
MISCELLANEOUS


12.1 **Corporate Seal.** The corporation may have a corporate seal, which may be adopted or altered by the Board of Directors. The presence or absence of a seal on any instrument, or its addition thereto, does not affect the character, validity, or legal effect of that instrument.

12.2 **Facsimile Signatures.** In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these bylaws, facsimile signatures of any officer or officers of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

12.3 **Reliance upon Books, Reports and Records.**

Each director, each member of any committee designated by the Board of Directors, and each officer of the corporation shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the corporation, including reports made to the corporation by any of its officers, attorneys, independent certified public accountants, appraisers or other independent experts.

12.4 Fiscal Year. The fiscal year of the corporation shall be as fixed by the Board of Directors.

12.5 Time Periods. In applying any provision of these bylaws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE 13
AMENDMENTS

These bylaws may be amended or repealed by the Board of Directors, unless otherwise required by law, or by the shareholders.